MYLAN INC.
1500 CORPORATE DRIVE
CANONSBURG, PA 15317
724 514-1800
VIA EDGAR
May 12, 2008
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Mylan Inc.
Form 10-K/A for the Transition Period from April 1, 2007 to December 31, 2007
File No. 1-09114
Dear Mr. Rosenberg:
     We are in receipt of your letter to Mylan Inc. (the “Company”, “Mylan” or “us”) of April 28, 2008 (the “Commission Letter”) containing your comments regarding the above-referenced filing. The Company’s responses to the Commission Letter are set forth below. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Commission Letter.
Item 1. Business
Patents, Trademarks and Licenses, page 17
Comment 1. As part of the Merck acquisition, we note that you entered into a brand license agreement with Merck KGaA which grants you the right to use the Merck name for the acquired businesses for a period of up to two years from the date the acquisition was consummated. It appears that this agreement may be a material contract pursuant to Item 601 (b) of Regulation S-K. Please file a copy of this agreement. Alternatively, if you do not believe that that this agreement is a material contract pursuant to Item 601 (b) of Regulation S-K, please provide us with an analysis supporting your determination that the agreement is not required to be filed.
Response:
The Company respectfully submits that the Brand License Agreement between Mylan and Merck KGaA (the “BLA”) is not required to be filed because it is not a material contract pursuant to Item 601(b) of Regulation S-K. Our analysis is set forth below.
We executed the BLA as one of the ancillary agreements at the closing of the acquisition of the generics business of Merck KGaA (“Merck Generics”). The BLA simply memorializes the agreement in the Share Purchase Agreement by which we acquired Merck Generics (the “SPA”) for Mylan to use the “Merck” name following the closing. The SPA is a material contract pursuant to Regulation S-K, and, as such, it was filed as an exhibit to a Form 8-K on May 17, 2007. The BLA memorializes Mylan’s legal right to use the “Merck” name for a two-year period following the October 2007 closing, in the same manner in which it was used by the acquired businesses prior to the acquisition. However, no license fees or other payments are payable under the BLA for our use of the Merck name, meaning we have no financial liabilities under the BLA; the purchase price paid under the SPA included consideration for the rights to use the “Merck” name.
Insofar as the definition of “material definitive agreement” under Item 1.01 of Form 8-K parallels the definition of a “material contract” under Item 601(b) of Regulation S-K, the Form 8-K rules note that material definitive agreements are those that provide for “obligations that are material to and enforceable against the [Company], or rights that are material to the [Company] and enforceable by the [Company] against one or more other parties to the agreement, in each case whether or not subject to conditions”. We note that neither of those apply for the BLA. As noted above, the Company’s obligations under the BLA, which pertain principally to the manner in which we may use the “Merck” name, are not obligations that are material to us. Likewise, although the two-year right to use the “Merck” name is important in terms of marketing the Merck Generics products, we note that seven months into the term, all former Merck Generics operating companies’ names have already been transitioned from the Merck name to the “Mylan” name, and changes to product labels to remove the “Merck” name are well underway. As such, we respectfully submit that we do not consider the rights conferred upon the Company in the BLA itself to be material to the Company.
Furthermore, setting aside the requirements of Item 601(b), as we assess our overall obligations as a public company, we wish to advise you that the SPA contains a brief description of the BLA (please see Sections 16.1 and 16.2 thereof) and, in the interest of transparency, we also describe the key terms of the BLA in our periodic filings so that investors, customers, suppliers and other third parties are aware of the mechanism by which we are permitted to use the “Merck” name as well as the deadline for ceasing to do so. Accordingly, we are of the view that our disclosures present an accurate and fulsome picture of our arrangements with regard to the “Merck” name and that filing the BLA would not add any information that would be helpful to shareholders or investors.
Customers and Marketing, page 18
Comment 2. Based on your disclosure in the risk factor section on page 27 it appears that you may be dependent on one or more customers. Please revise your disclosure to provide the information required by Item 101(c)(vii) of Regulation S-K. In addition, please file a copy of any agreement which your business is substantially dependent or confirm that your business is not substantially dependent on any of the oral or written agreements which it has with any of these customers. See item 601(b)(10)(ii)(B) of Regulation S-K.
Response:
We confirm that our business is not substantially dependent on any oral or written agreement that we have with any customers.
The Company has provided below draft revised language related to our Item 1. Business: Customers and Marketing. Such disclosure is consistent with the disclosure in Note 2: Summary of Significant Accounting Policies, Revenue Recognition within Item 8 Financial Statements and Supplementary Data, in our December 31, 2007 Transition Report on Form 10-KT/A. In accordance with Item 101(c)(vii) of Regulation S-K, this revised disclosure will include the name of any customer with which one or more of our segments had sales in an aggregate amount equal to 10 percent or more of consolidated net revenues and for which the loss of such customer would have a material adverse effect on us and our subsidiaries taken as a whole. In future filings, beginning with our December 31, 2008 Annual Report on Form 10-K, we will disclose information generally consistent with the following:
During the nine months ended December 31, 2007, sales to Cardinal Health, Inc. and McKesson Corporation represented 11% and 16% of consolidated net revenues. Sales to AmerisourceBergen Corporation, Cardinal Health, Inc. and McKesson Corporation represented approximately 14%, 19% and 20%, respectively, of consolidated net revenues in fiscal 2007. Sales of products to AmerisourceBergen Corporation, Cardinal Health, Inc. and McKesson Corporation represented approximately 16%, 14% and 17%, respectively, of consolidated net revenues in fiscal 2006.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies, page 58
Comment 3. You identify four estimates as being critical because the uncertainties underlying these estimates could reasonably have a material impact on your financial condition or results of operation. Although you discuss the nature of the uncertainties underlying these estimates, you do not appear to discuss or quantify the related variability in operating results that have occurred or that you expect to be reasonably likely to occur. For each of your identified critical accounting policies and estimates please revise your disclosure to:
•	quantify the changes in your historical estimates that you recorded during each of the periods covered in your filing; and

•	quantify the expected reasonably likely variability of your estimates as of the latest balance sheet date presented in your filing.
Response:
Historically, we have not recorded, in any current period, any material amounts related to adjustments made to prior period reserves. However, we believe that a 5% sensitivity analysis is sufficient in order to understand the magnitude of potential variations. In addition, should any material amounts from any prior period be recorded in any current period such amounts will be disclosed. We are providing draft language with respect to Net Revenue Provisions, which we consider to be one of our critical accounting estimates, to be included in substantially this form in our December 31, 2008 Annual Report on Form 10-K. Please see the attached exhibit.
Related to the other three estimates we identified as being critical because the uncertainties underlying these estimates could reasonably have a material impact on our financial condition or results of operations, on an annual basis, we will continue to evaluate potential changes to these critical accounting estimates and quantify any changes in our historical estimates during each of the periods covered in the filing and quantify any expected reasonably likely variability of our estimates as of the latest balance sheet date presented in the filing.
Note 3: Acquisitions
Acquisition of Merck Generics, page 78
Comment 4. You disclose that your purchase price allocation is preliminary, that you are awaiting additional information to finalize the allocation and that adjustment to your preliminary allocation could be significant. You also disclose that you expect to finalize the allocation as soon as possible but no later than one year from the acquisition date. Please revise your disclosure to clearly identify the information that you are awaiting to finalize your purchase price allocation. To the extent you are assessing loss contingencies, please disclose the nature of these contingencies and furnish other available information which will enable a reader to understand the magnitude of any potential accrual and the range of reasonably possible losses. Please see SAB 2:A7.
Response:
In future filings, beginning with our March 31, 2008 Quarterly Report on Form 10-Q we will disclose information consistent with SAB 2A:7, as follows (as disclosed in Note 4: Acquisition of Merck Generics):
As disclosed in Note 15: Restructuring, the Company included a $74.3 million restructuring reserve that was recorded as of the date of the Merck Generics acquisition associated with involuntary termination benefits for certain Merck Generics employees and certain other costs to exit certain activities of Merck Generics. At the date of consummation, management began to assess and formulate a plan to exit certain Merck Generics activities. Management continues to strategically evaluate the Merck Generics business in accordance with the provisions of EITF No. 95-3, Recognition of Liabilities in Connection with a Purchased Business Combination. While management believes there may be additional costs to exit certain Merck Generics activities that could affect the purchase price allocation, it is not possible to estimate such costs at this time with any degree of certainty.
In conjunction with the Merck Generics acquisition, we assumed certain loss contingencies. As disclosed in Note 16: Contingencies, Merck KGaA has indemnified Mylan under the provisions of the Share Purchase Agreement for certain of these contingencies. While it is not feasible to predict the ultimate outcome of the remaining assumed loss contingencies that could affect the purchase price allocation, the Company believes that the ultimate outcome of such other proceedings will not have a material adverse effect on our financial position or purchase price allocation. However, an adverse outcome in any such proceedings, or the inability or denial of Merck KGaA to pay on an indemnified claim, could have a material effect on the Company’s financial position the purchase price allocation.
Note 16: Commitments, page 102
Comment 5. Please revise your disclosure here and in the disclosure following your contractual obligations table on page 58 to disclose the aggregate amount of your future potential milestone obligations and your estimate of the timing of payment of these milestones. Explain the reason you cannot estimate the timing of any of these payments.
Response:
The Company has provided below draft language related to its tabular disclosures of contractual obligations as required by Item 301(a)(5) of Regulation S-K and Note 16: Commitments. In future filings, beginning with our December 31, 2008 Annual Report on Form 10-K, we will quantify potential milestone and development payments generally consistent with the following:
The Company has entered into various product licensing and development agreements. In some of these arrangements, the Company provides funding for the development of the product or to obtain rights to the use of the patent, through milestone payments, in exchange for marketing and distribution rights to the product. Milestones represent the completion of specific contractual events, and it is uncertain if and when these milestones will be achieved, hence, we have not attempted to predict the period in which such milestones would possibly be incurred. In the event that all projects are successful, milestone and development payments of approximately $___would be paid subsequent to December 31, 2008.

Supplemental Disclosure
In addition, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing:

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you require additional information or clarification after reviewing our letter, please feel free to contact me at (724) 514-1800 (phone) or (724) 514-1880 (fax).
     Thank you.

Very truly yours,

/s/ Edward J. Borkowski
Executive Vice President and
Chief Financial Officer

Exhibit
The Company has provided below a draft of its proposed disclosure with respect to Net Revenue Provisions, one of our critical accounting estimates, to be included in our annual filings on Form 10-K beginning with the year ending December 31, 2008. Newly added language relating to your comment is in BOLD type.
Application of Critical Accounting Policies
          Our significant accounting policies are described in Note ___ of the Consolidated Financial Statements, which were prepared in accordance with accounting principles generally accepted in the United States of America.
          Included within these policies are certain policies which contain critical accounting estimates and, therefore, have been deemed to be “critical accounting policies.” Critical accounting estimates are those which require management to make assumptions about matters that were uncertain at the time the estimate was made and for which the use of different estimates, which reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur from period to period could have a material impact on our financial condition or results of operations. The Company has identified the following to be its critical accounting policies: the determination of net revenue provisions,                                         , and                                         .
Net Revenue Provisions
          Net revenues are recognized for product sales when title and risk of loss have transferred to the customer and when provisions for estimates, including discounts, rebates, promotional adjustments, price adjustments, returns, chargebacks and other potential adjustments are reasonably determinable. Accruals for these provisions are presented in the Consolidated Financial Statements as reductions to net revenues and accounts receivable and within other current liabilities. Accounts receivable are presented net of allowances relating to these provisions, which were $___ million and $487.0 million at December 31, 2008 and December 31, 2007, respectively. Other current liabilities include $        million and $149.7 million at December 31, 2008 and December 31, 2007, respectively, for certain rebates and other adjustments that are paid to indirect customers.
          The following is a rollforward of the most significant provisions for estimated sales allowances during the twelve months ended December 31, 2008:

Current Provision
		Checks/Credits	Related to Sales	Effects of
	Balance at	Issued to	Made in the	Foreign	Balance at
	12/31/2007	Third Parties	Current Period	Exchange	12/31/2008
Chargebacks	$xx	$xx	$xx	$xx	$xx
Customer performance and promotions	$xx	$xx	$xx	$xx	$xx
Returns	$xx	$xx	$xx	$xx	$xx
          The accrual for chargebacks increased/decreased as a result of numerous factors including                                         . The accrual for customer performance and promotions includes direct rebates as well as promotional programs. The accrual increased/decreased primarily due to                                        . The increase/decrease to the accrual for product returns is due to                                         .
          Provisions for estimated discounts, rebates, promotional and other credits require a lower degree of subjectivity and are less complex in nature yet, combined, represent a significant portion of the overall provisions. These provisions are estimated based on historical payment experience, historical relationship to revenues, estimated customer inventory levels and contract terms. Such provisions are determinable due to the limited number of assumptions and consistency of historical experience. Others, such as price adjustments, returns and chargebacks, require management to make more subjective judgments and evaluate current market conditions. These provisions are discussed in further detail below.
          Price Adjustments — Price adjustments, which include shelf stock adjustments, are credits issued to reflect decreases in the selling prices of our products. Shelf stock adjustments are based upon the amount of product that our customers have remaining in their inventories at the time of the price reduction. Decreases in our selling prices and the issuance of credits are discretionary decisions made by us to reflect market conditions. Amounts recorded for estimated price adjustments are based upon specified terms with direct customers, estimated launch dates of competing products, estimated declines in market price and, in the case of shelf stock adjustments, estimates of inventory held by the customer. In most cases, data with respect to the level of inventory held by the customer is obtained directly from certain of our largest customers. Additionally, internal estimates are prepared based upon historical buying patterns and estimated end-user demand. Such information allows us to assess the impact that a price adjustment will have given the quantity of inventory on hand. We regularly monitor these and other factors and evaluate our reserves and estimates as additional information becomes available. A VARIANCE OF 5% BETWEEN ESTIMATED AND ACTUAL INVENTORY LEVELS WOULD HAVE AN EFFECT ON OUR RESERVE BALANCE OF APPROXIMATELY $___ MILLION.
          Returns — Consistent with industry practice, we maintain a return policy that allows our customers to return product within a specified period prior to and subsequent to the expiration date. Our estimate of the provision for returns is based upon our historical experience with actual returns, which is applied to the level of sales for the period that corresponds to the period during which our customers may return product. This period is known by us based on the shelf lives of our products at the time of shipment. Additionally, we consider factors such as levels of inventory in the distribution channel, product dating, and expiration period, size and maturity of the market prior to a product launch, entrance in the market of additional generic competition, changes in formularies or launch of over-the-counter products, to name a few, and make adjustments to the provision for returns in the event that it appears that actual product returns may differ from our established reserves. We obtain data with respect to the level of inventory in the channel directly from certain of our largest customers. Although the introduction of additional generic competition does not give our customers the right to return product outside of our established policy, we do recognize that such competition could ultimately lead to increased returns. We analyze this on a case-by-case basis, when significant, and make adjustments to increase our reserve for product returns as necessary. A CHANGE OF 5% IN THE ESTIMATED PRODUCT RETURN RATE USED IN OUR CALCULATION OF OUR RETURN RESERVE WOULD HAVE AN EFFECT ON OUR RESERVE BALANCE OF APPROXIMATELY $___ MILLION.
          Chargebacks — the provision for chargebacks is the most significant and complex estimate used in the recognition of revenue. The Company markets products directly to wholesalers, distributors, retail pharmacy chains, mail order pharmacies and group purchasing organizations. The Company also markets products indirectly to independent pharmacies, managed care organizations, hospitals, nursing homes and pharmacy benefit management companies, collectively referred to as “indirect customers.” Mylan enters into agreements with its indirect customers to establish contract pricing for certain products. The indirect customers then independently select a wholesaler from which to actually purchase the products at these contracted prices. Alternatively, certain wholesalers may enter into agreements with indirect customers that establish contract pricing for certain products which the wholesalers provide. Under either arrangement, Mylan will provide credit to the wholesaler for any difference between the contracted price with the indirect party and the wholesaler’s invoice price. Such credit is called a chargeback, while the difference between the contracted price and the wholesaler’s invoice price is referred to as the chargeback rate. For certain products, we calculate and assess chargebacks on an individual product basis. For the remainder of our products that are not tracked individually, the calculation of the chargeback reserve is based on expected sell-through levels by our wholesaler customers to indirect customers, as well as estimated wholesaler inventory levels. For the latter, in most cases, inventory levels are obtained directly from certain of our largest wholesalers. Additionally, internal estimates are prepared based upon historical buying patterns and estimated end-user demand. Such information allows us to estimate the potential chargeback that we may ultimately owe to our customers given the quantity of inventory on hand. We continually monitor our provision for chargebacks and evaluate our reserve and estimates as additional information becomes available. A CHANGE OF 5% IN THE ESTIMATED SELL-THROUGH LEVELS BY OUR WHOLESALER CUSTOMERS AND IN THE ESTIMATED WHOLESALER INVENTORY LEVELS WOULD HAVE AN EFFECT ON OUR RESERVE BALANCE OF APPROXIMATELY $___MILLION.
          WHILE WE DO NOT ANTICIPATE ANY SIGNIFICANT CHANGES TO THE METHODOLOGIES THAT WE USE TO MEASURE CHARGEBACKS, CUSTOMER PERFORMANCE AND PROMOTIONS OR RETURNS, THE BALANCES WITHIN THESE RESERVES CAN FLUCTUATE SIGNIFICANTLY THROUGH THE CONSISTENT APPLICATION OF OUR METHODOLOGIES. HISTORICALLY, WE HAVE NOT RECORDED IN ANY CURRENT PERIOD ANY MATERIAL AMOUNTS RELATED TO ADJUSTMENTS MADE TO PRIOR PERIOD RESERVES. SHOULD ANY MATERIAL AMOUNTS FROM ANY PRIOR PERIOD BE RECORDED IN ANY CURRENT PERIOD SUCH AMOUNTS WILL BE DISCLOSED.